FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of July 2003

Commission File Number _____0-16174_____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b):
82-_____



Teva Pharmaceutical Industries Ltd.　　　　　**Web Site: www.tevapharm.com**

Contact:	**Dan Suesskind**, Chief Financial Officer,	Teva Pharmaceutical Industries Ltd.	972-2-589-2840
	Bill Fletcher,　　President and CEO,	Teva North America	(215) 591-3000
	Dorit Meltzer,　Director, Investor Relations,	Teva Pharmaceutical Industries Ltd.	972-3-926-7554

FOR IMMEDIATE RELEASE

TEVA REPORTS Q2 EPS OF $0.75 INCLUDING ONE TIME ITEMS

$0.49 BEFORE ONE TIME ITEMS - AN INCREASE OF 44%

Q2 SALES INCREASED 34% TO $764 MILLION

- **Q2 Global in-market sales of Copaxone® totaled $176 million, up 35%**
- **One time items:**
    - **$100 million gain (before tax) related to the litigation settlement with GSK;**
    - **$7 million restructuring expense related to transfer of an API facility.**

Jerusalem, Israel, July 29, 2003 – Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) today reported **net income** of $137 million before one-time items for the second quarter of 2003, or $210 million including one time items. Fully diluted EPS reached $0.49 before one time items, up 44%, or $0.75 including one time items. **Net sales** for the quarter increased 34% to $764 million, with continuing favorable currency trends accounting for close to one fifth of this increase.

One time items include a $100 million gain, before tax, resulting from the receipt of North American rights to Purinethol® from GlaxoSmithKline as a litigation settlement between Teva and GSK related to nabumetone, and restructuring expenses of $7 million related to the shut-down and transfer of an API production facility.

For the first six months of 2003, net sales were $1.52 billion, an increase of 36%. Net income and EPS before the one time items reached $275 million and $0.99 for the first half-year, an increase of 55% and 50%, respectively, over the comparable period of 2002. Including one-time items, the net income and the EPS amounted to $348 million and $1.25 respectively.

Israel Makov, Teva's President and CEO said: "We are pleased to be able to report on yet another strong quarter. Additionally, the one-time gain reflected this quarter, stems from a unique settlement reached with GSK, demonstrating our determination and ability, as the industry leader, to pursue legal claims where we believe that our introduction of new generic drugs was improperly impeded. It is this same commitment to leadership that is reflected in the continuing growth of Copaxone® and our constant emphasis on the broadening of an already rich pipeline, which this quarter yielded several launches including Hydrocodone/Ibuprofen and Moexipril in the U.S., and Simvastatin in the U.K. All of these efforts help us maintain our competitive advantage as a global pharmaceutical leader."

North American pharmaceutical sales (including Copaxone®), which accounted for 61% of total pharmaceutical sales, totaled $405 million compared to $327 million in the second quarter of 2002, an increase of 24%. This increase was mainly attributable to sales of 14 new products that were not sold in the comparable quarter of 2002, the most significant being Amox/Clav, Mirtazapine and Hydrocodone/Ibuprofen, as well as increased sales of Copaxone®.

Pharmaceutical sales in Europe (including Copaxone®), which accounted for 29% of total pharmaceutical sales, increased 62% in the quarter to $193 million. This was attributable to the successful launch of Simvastatin in the U.K. and the Netherlands, the inclusion of Teva Classics (France) which was acquired at the end of the second quarter of 2002, increased generic sales, continued growth of Copaxone® and continuing favorable currency trends.

Global in-market sales of Copaxone® this quarter were $176 million, an increase of 35%. U.S. sales increased by 21% over the second quarter of 2002 to $120 million. Copaxone®'s growth rate in prescriptions was once again higher than that of the overall U.S. multiple sclerosis (MS) market. Sales outside the U.S., mainly in Europe, increased by 84%, to $56 million.

API sales to third parties totaled $93 million, an increase of 79% from the second quarter of 2002. Overall, API sales, including internal sales to Teva's pharmaceutical businesses, were $169 million, an increase of 67% over the comparable 2002 quarter. This substantial growth stemmed from the launch of new products like Mirtazapine and Simvastatin and the increased demand for API products worldwide.

Teva's **gross profit margin** reached 47.1% for the second quarter of 2003, a significantly higher rate than the 43.2% of the second quarter in 2002 and exceeding that of Q1 of 2003 of 46.0%. This higher rate resulted from a very favorable product mix this quarter, including newly launched products both in the U.S. and Europe.

Gross R&D spending for the reported quarter grew by 23% over the comparable quarter of 2002, while **net R&D** was 32% higher.

Selling, General and Administrative (SG&A) expenses increased 33% representing 17% of sales, the same rate as the second quarter of 2002.

Financial expenses amounted this quarter to $9 million, more than double the expense recorded in the comparable quarter. However, in the six months ended June 30, 2003 these expenses amounted to $ 13 million in line with the level of financial expenses in 2002. The quarterly fluctuations reflect mainly timing differences in recording hedging transactions.

The tax rate for the second quarter was 20.7%, significantly higher than that of the second quarter of 2002 (15.9%) primarily as a result of the expiration of certain tax benefits relating to Copaxone®.

Cash flow generated from operating activities for the second quarter of 2003 amounted to $98 million in line with the $354 million generated in the whole of 2002. Working capital increased from March 31, 2003 to June 30, 2003 by $46 million.

Dividend

The Board of Directors, at its meeting on July 28, 2003, declared a cash dividend per ADR for the second quarter of 2003 of NIS 0.33 (approx. 7.5 cents according to the rate of exchange on July 28, 2003). The record date will be August 12, 2003, and the payment date will be August 27, 2003. Tax will be withheld at a rate of 19%.

Conference Call Details

Teva will host a conference call to discuss the Company's second quarter results on Tuesday, July 29, 2003 at 10:00 a.m. ET. The call will be webcast and can be accessed through the Company's website at www.tevapharm.com. Following the conclusion of the call, a rebroadcast will be available until August 5, 2003, midnight ET on the website or by calling 1-(800) 934-7879 in the U.S. or ++1-(402) 220-6986 outside the U.S. No access code is required.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 30 pharmaceutical companies and among the largest generic pharmaceutical companies in the world. Close to 90% of Teva's sales are in North America and Europe. The Company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients.

Consolidated Statements of Income
(in millions, except earnings per ADR)

	April - June		January - June	
	2003	**2002**	**2003**	**2002**
	U.S. Dollars			
NET SALES	764.4	572.0	1,521.8	1,117.1
COST OF SALES	404.1	324.9	813.1	631.5
GROSS PROFIT	360.3	247.1	708.7	485.6
R&D EXPENSES	54.9	44.8	104.6	84.8
LESS PARTICIPATIONS & GRANTS	6.4	8.0	9.7	12.9
R&D EXPENSES – net	48.5	36.8	94.9	71.9
SG&A EXPENSES	129.9	97.4	252.6	189.5
	181.9	112.9	361.2	224.2
GSK LITIGATION SETTLEMENT INCOME	100.0	-	100.0	-
RESTRUCTURING EXPENSES	7.4	-	7.4	-
OPERATING INCOME	274.5	112.9	453.8	224.2
FINANCIAL EXPENSES – net	8.9	3.6	12.9	10.9
INCOME BEFORE TAXES	265.6	109.3	440.9	213.3
INCOME TAXES	54.9	17.4	92.6	35.7
	210.7	91.9	348.3	177.6
PROFIT ON EQUITY INVESTMENTS	0.1	0.3	0.2	0.7
MINORITY INTERESTS	(0.4)	(0.3)	(0.4)	(0.8)
NET INCOME	210.4	91.9	348.1	177.5
EARNINGS PER ADR:				
Basic ($)	0.79	0.35	1.31	0.67
Diluted ($)	0.75	0.34	1.25	0.66
NET INCOME BEFORE NON-RECURRING ITEMS:				
NET INCOME	137.2	91.9	275.0	177.5
EARNINGS PER ADR:				
Basic ($)	0.52	0.35	1.04	0.67
Diluted ($)	0.49	0.34	0.99	0.66
WEIGHTED AVERAGE NUMBER OF ADRs:				
Basic	265.6	264.4	265.3	264.4
Diluted	284.8	280.4	283.2	280.4

Balance Sheet Data
(in millions)

	June 30 2003	December 31 2002
	U.S. Dollars	

ASSETS

CURRENT ASSETS	3,203.5	2,901.4
INVESTMENTS & OTHER ASSETS	422.2	313.5
FIXED ASSETS – net	717.2	675.4
INTANGIBLE ASSETS – net	891.1	736.5
TOTAL ASSETS	5,234.0	4,626.8

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES	1,731.5	1,524.2
LONG-TERM LIABILITIES	481.7	458.3
MINORITY INTERESTS	5.2	4.9
CONVERTIBLE SENIOR DEBENTURES	810.0	810.0
SHAREHOLDERS' EQUITY	2,205.6	1,829.4
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	5,234.0	4,626.8

Sales for the Quarter April – June 2003 (US $ millions)

Sales by Geographical Areas

Sales For the Period	2003	2002	% Change	% of Total
North America	459.2	355.9	29.0%	60.1%
Europe	223.1	140.7	58.6%	29.2%
Rest of the World	82.1	75.4	8.9%	10.7%
Total	**764.4**	**572.0**	**33.6%**	**100.0%**

Sales by Business Segments

Sales For the Period	2003	2002	% Change	% of Total
Pharmaceutical	666.6	515.2	29.4%	87.2%
A.P.I.	93.1	52.1	78.7%	12.2%
Veterinary and Other	4.7	4.7	-	0.6%
Total	**764.4**	**572.0**	**33.6%**	**100.0%**

Pharmaceutical Sales

Sales For the Period	2003	2002	% Change	% of Total
North America	404.6	327.3	23.6%	60.7%
Europe	193.3	119.3	62.0%	29.0%
Rest of the World	68.7	68.6	0.1%	10.3%
Total	**666.6**	**515.2**	**29.4%**	**100.0%**

Contact:	Dan Suesskind	
	Chief Financial Officer	
	Teva Pharmaceutical Industries Ltd	
	(011) 972-2-589-2840	

Bill Fletcher
President and CEO
Teva North America.
(215) 591-8800

Dorit Meltzer
Director, Investor Relations
Teva Pharmaceutical Industries Ltd.
(011) 972-3-926-7554

FOR IMMEDIATE RELEASE

TEVA IMPROVES OUTLOOK FOR FULL YEAR 2003

Jerusalem, Israel, July 29, 2003 – Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) today provided new financial guidance for the full year 2003 following the release of its second quarter 2003 earnings.

Teva now expects to post sales in the range of $3.1 billion to $3.2 billion for the full year 2003 and fully diluted earnings per share of $2.00 to $2.05 for the same period.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 30 pharmaceutical companies and among the largest generic pharmaceutical companies in the world. Close to 90% of Teva's sales are in North America and Europe. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)

By: /s/ Dan Suesskind
       Name: Dan Suesskind
       Title: Chief Financial Officer

Date: July 29, 2003